

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2019

Kevin Lawrence
Executive Vice President and Chief Financial Officer
BANCFIRST CORP /OK/
101 North Broadway
Oklahoma City, OK 73102

Re: BANCFIRST CORP /OK/
Form 10-K for the Fiscal Year Ended December 31, 2018
10-K filed February 26, 2019
File No. 000-14384

Dear Mr. Lawrence:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Financial Services